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                                                                 Exhibit 7(c)(d)


NORTH COAST ENERGY COMPLETES ACQUISITION OF KELT OHIO
PROPERTIES

Twinsburg, Ohio, June 1, 1998 -- North Coast Energy, Inc. (NASDAQ: NCEB) today announced that it has completed the acquisition of the assets of Kelt Ohio for $16 million.

The acquired assets of Kelt Ohio, headquartered in Cambridge, include more than 900 natural gas and oil wells and a 100% working interest in an estimated 40 Bcf of proved natural gas reserves, as valued by the independent engineering firm, S. A. Holditch & Co. North Coast has also acquired Kelt's brine disposal facilities, drilling and service rigs, natural gas compressors and gas gathering systems and a large inventory of oilfield service equipment and supplies. North Coast Energy believes that this transaction will immediately double cash flow and double our daily net production of natural gas as well as more than doubling our proved reserves of natural gas and oil. In the Kelt transaction North Coast Energy has acquired long-lived, premium priced reserves (70% in production) for a very attractive price of $0.47/Mcfe. The acquisition was funded using cash and an increase in North Coast Energy's existing acquisition line of credit.

North Coast Energy, Inc., an affiliate of NUON International bv, is an independent oil and gas exploration company headquartered in Cleveland, Ohio.

The statements made in this release include forward-looking statements. Factors that may cause actual results to differ materially from those in the forward-looking statements include competition within the oil and gas industry, the price of oil and gas in the Appalachian area, the weather in North Coast geographic region and the cost of locating and drilling oil and gas wells in the Appalachian Basin area.

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